Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors

Duke Realty Corporation:

We consent to the use of our report dated February 25, 2011, except as to notes 6, 7 and 9, which are as of November 15, 2011, with respect to the consolidated balance sheets of Duke Realty Corporation and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the current report on Form 8-K of Duke Realty Corporation dated November 15, 2011. This report is incorporated by reference herein. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP

Indianapolis, Indiana

November 16, 2011